MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


02029325

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Year Ended December 31, 2001

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX



PricewaterhouseCoopers LLP
1100 Campanile Building
1155 Peachtree Street
Atlanta GA 30309-3630
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the net assets available for benefits of the AVX Nonqualified Supplemental Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
March 19, 2002

2

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2001

	Total	AVX StockFund	Kyocera StockFund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign EquityFund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value											
Short-term temporary investments	$ 6,442	$ 3,969	$ 1,714	$ -	$ -	$ 759	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,291,311)	1,880,808	-	-	337,252	319,799	247,641	171,261	248,729	67,515	441,468	47,143
AVX Corporation Common Stock (cost $613,011)	997,786	997,786	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $132,961)	127,388	-	127,388								
Total investments	3,012,424	1,001,755	129,102	337,252	319,799	248,400	171,261	248,729	67,515	441,468	47,143
Receivables:											
Employer contributions	114,032	22,378	9,039	12,940	17,891	5,358	9,278	12,136	6,352	14,159	4,501
Plan equity	$ 3,126,456	$1,024,133	$ 138,141	$ 350,192	$ 337,690	$ 253,758	$ 180,539	$ 260,865	$ 73,867	$ 455,627	$ 51,644

The accompanying notes are an integral part of the financial statements.

3

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2000

	Total	AVX StockFund	Kyocera StockFund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign EquityFund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value											
Short-term temporary investments	$ 20,018	$ 15,480	$ 4,385	$ 153	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,206,041)	2,066,427	-	-	367,253	281,288	287,433	172,249	292,072	67,497	539,473	59,162
AVX Corporation Common Stock (cost $504,238)	618,811	618,811	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $117,788)	184,342	-	184,342	-	-	-	-	-	-	-	-
Total investments	2,889,598	634,291	188,727	367,406	281,288	287,433	172,249	292,072	67,497	539,473	59,162
Receivables:											
Employer contributions	100,838	10,897	5,903	11,362	12,616	12,866	8,342	5,357	1,795	28,944	2,756
Plan equity	$ 2,990,436	$ 645,188	$ 194,630	$378,768	$ 293,904	$ 300,299	$ 180,591	$ 297,429	$ 69,292	$ 568,417	$ 61,918

The accompanying notes are an integral part of the financial statements.

4

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2001

	Total	AVX StockFund	Kyocera StockFund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income (loss):											
Dividends	$ 37,244	$ 5,920	$ 766	$ 2,531	$ 18,088	$ -	$ 4,951	$ 3,038	$ 1,779	$ -	$ 171
Interest	12,283	-	-	-	-	12,283	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	(58,997)	287,908	(72,116)	(39,619)	(4,729)	-	(19,213)	(36,482)	(5,337)	(153,668)	(15,741)
Total income (loss)	(9,470)	293,828	(71,350)	(37,088)	13,359	12,283	(14,262)	(33,444)	(3,558)	(153,668)	(15,570)
Contributions:											
Employer	287,606	106,012	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257
Employee	47,145	47,145	-	-	-	-	-	-	-	-	-
Total contributions	334,751	153,157	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257
Decreases:											
Withdrawal/ benefit payments	189,261	67,811	45	16,564	-	44,765	3,365	52,609	-	2,101	2,001
Income (loss) and change in plan equity	136,020	379,174	(56,453)	(29,351)	43,866	(14,258)	(7)	(68,560)	4,589	(112,666)	(10,314)
Transfer of funds from employee investment elections, net	-	(229)	(36)	775	(80)	(32,283)	(45)	31,996	(14)	(124)	40
Plan equity at beginning of year	2,990,436	645,188	194,630	378,768	293,904	300,299	180,591	297,429	69,292	568,417	61,918
Plan equity at end of year	$ 3,126,456	$1,024,133	$ 138,141	$ 350,192	$ 337,690	$ 253,758	$ 180,539	$ 260,865	$ 73,867	$ 455,627	$ 51,644

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2000

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income:											
Dividends	$ 63,451	$ 4,903	$ 805	$ 1,018	$ 24,667	$ 14,815	$ 4,031	$ 2,163	$ 2,876	$ 7,958	$ 215
Interest	4,845	-	-	-	-	-	-	-	-	4,845	-
Net appreciation (depreciation) in fair value of investments	(709,976)	(350,669)	(269,097)	74,513	(1,248)	-	(10,169)	(26,106)	(5,081)	(105,687)	(16,432)
Total income (loss)	(641,680)	(345,766)	(268,292)	75,531	23,419	14,815	(6,138)	(23,943)	(2,205)	(92,884)	(16,217)
Contributions:											
Employer	218,622	78,795	8,229	15,727	17,338	20,061	12,466	7,540	2,388	52,406	3,672
Employee	58,449	58,449	-	-	-	-	-	-	-	-	-
Total contributions	277,071	137,244	8,229	15,727	17,338	20,061	12,466	7,540	2,388	52,406	3,672
Decreases:											
Withdrawal/ benefit payments	6,110	-	-	3,254	-	-	2,856	-	-	-	-
Income (loss) and change in plan equity	(370,719)	(208,522)	(260,063)	88,004	40,757	34,876	3,472	(16,403)	183	(40,478)	(12,545)
Transfer of funds from employee investment elections, net	-	(993)	-	(254,867)	(259,173)	27,638	(4,660)	279,077	66,147	75,457	71,374
Plan equity at beginning of year	3,361,155	854,703	454,693	545,631	512,320	237,785	181,779	34,755	2,962	533,438	3,089
Plan equity at end of year	$ 2,990,436	$ 645,188	$ 194,630	$ 378,768	$ 293,904	$ 300,299	$ 180,591	$ 297,429	$ 69,292	$ 568,417	$ 61,918

The accompanying notes are an integral part of the financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 1999

	Total	AVX StockFund	Kyocera StockFund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income:											
Dividends	$71,442	$ 3,865	$ 875	$ 3,270	$ 48,341	$ 9,803	$ 5,175	$ 97	$ 16	$ -	$ -
Interest	78	-	-	78	-	-	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	804,180	528,948	364,050	(101,297)	(45,186)	-	44,643	3,604	344	8,481	593
Total income (loss)	875,700	532,813	364,925	(97,949)	3,155	9,803	49,818	3,701	360	8,481	593
Contributions:											
Employer	135,159	41,333	4,783	25,342	12,855	15,614	8,078	2,260	592	23,405	897
Employee	29,859	29,859	-	-	-	-	-	-	-	-	-
Total contributions	165,018	71,192	4,783	25,342	12,855	15,614	8,078	2,260	592	23,405	897
Decreases:											
Withdrawal/ benefit payments	8,876	-	1,273	3,478	-	-	4,125	-	-	-	-
Income (loss) and change in plan equity	1,031,842	604,005	368,435	-76,085	16,010	25,417	53,771	5,961	952	31,886	1,490
Transfer of funds from employee investment elections, net	-	-	(4,671)	16,557	(549,213)	-	3,372	28,794	2,010	501,552	1,599
Plan equity at beginning of year	2,329,313	250,698	90,929	605,159	1,045,523	212,368	124,636	-	-	-	-
Plan equity at end of year	$ 3,361,155	$ 854,703	$ 454,693	$ 545,631	$ 512,320	$ 237,785	$ 181,779	$ 34,755	$ 2,962	$ 533,438	$ 3,089

The accompanying notes are an integral part of the financial statements.

1. **Description of Plan:**

The following brief description of the AVX Nonqualified Supplemental Retirement Plan as amended (the "Plan") and formerly named the AVX Corporation Deferred Compensation Plan (the "Original Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Original Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits.

The Plan's investments are held by a trust fund administered by HSBC Bank USA (the "Trustee").

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Eligibility
A participant of the Original Plan and new participants who are eligible for the AVX Stock Bonus Plan on January 1, 1998 with an annual compensation currently in excess of $170,000 (as such limit is defined by the Internal Revenue code) are eligible to participate in the Plan.

Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years. Each participant shall be fully vested and have a nonforfeitable interest in his account.

Deferred Compensation Amounts
The Plan allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $170,000 and $600,000). Beginning January 1, 2001, eligible compensation for employee contributions is determined based on total compensation less any amount deferred under the AVX Corporation SERP plan. A matching contribution of 100% is made by AVX Corporation. Any compensation deferred by a participant and the matching contribution shall be invested in the AVX Stock Fund.

Money Purchase Feature
The Company will make an annual contribution equal to 5% of eligible compensation (currently between $170,000 and $600,000).

Profit Sharing Feature
The Company will make an annual contribution between 1% - 5% of eligible compensation (currently between $170,000 and $600,000). The contribution is subject to the Company's profits and approval by the Board of Directors.

2. **Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting. Employer contributions under the money purchase feature include amounts equal to the aggregate that would have been contributed based on a participant's eligible compensation under the money purchase feature of the AVX Retirement Plan. The employer contributions associated with the profit sharing feature of the plan are not readily determinable until after the Company's fiscal year ended March 31 and are included in the plan in the year paid.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Temporary cash investments in money market funds are valued at par, which

Notes to Financial Statements (continued)

represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Investments
Effective October 1, 1999, the Plan was amended to include the Janus Balanced Fund, Vanguard 500 Index Fund, Janus Fund and MFS Emerging Growth Fund. As of December 31, 2001, the investment alternatives include the following:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give you the opportunity to share in the success and growth of Kyocera and AVX by allowing you to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives you the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close and possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

The Plan's realized gains (losses) for the years ended December 31 were as follows:

	1999	2000	2001
Proceeds	$2,204,302	$1,152,282	$398,177
Aggregate cost	2,212,764	1,097,352	384,360
Realized gains (losses)	$ (8,462)	$ 54,930	$ 13,817

Notes to Financial Statements (continued)

The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	1999	2000	2001
AVX Corporation Common Stock	$466,988	$ 114,573	$384,775
Kyocera ADS	335,652	66,554	(5,573)
Other investments	3,779	(139,614)	(410,503)
Total	$806,419	$ 41,513	$(31,301)

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition with fund information. The market value of the trust is included as an asset and a liability on the Company's balance sheet because the trust's assets are available to AVX's general creditors in the event of the Company's insolvency.

Stock Split

On April 20, 2000, the Board of Directors approved a 2-for-1 stock split of AVX's common stock. The additional common stock was distributed on June 1, 2000 to holders of record on May 15, 2000. All references in this report to the number of shares, per share amounts, and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

3. **Plan Termination**

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a Participant, adversely affect such Participant's rights with respect to amounts then accrued in his/her account.

4. **Federal Income Taxes**

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

5. **Transactions with Parties-In-Interest**

Amounts of Kyocera ADS, the company's majority shareholder, held by the Plan at December 31, 2000 and 2001 were as follows:

	December 31, 2000	December 31, 2001
Shares	1,736	1,909
Market value per share	$106.188	$66.730
Market value	$184,342	$127,388

Amounts of AVX Corporation stock held by the Plan at December 31, 2000 and 2001 were as follows:

	December 31, 2000	December 31, 2001
Shares	37,790	42,297
Market value per share	$16.375	$23.590
Market value	$618,811	$997,786

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

BY: _____

Kurt P. Cummings
Member of Administrative Committee

Date: March 28, 2002

11

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2001

Description	Number of shares/units	Market Value	Percentage of Net Assets
Cash and Cash Equivalents	6,442	$ 6,442	0.2%
T Rowe Price Spectrum Income Fund	30,170	319,799	10.6%
Vanguard Treasury Money Market Fund	247,641	247,641	8.2%
Janus Balanced Fund	3,439	67,515	2.2%
Janus Fund	17,946	441,468	14.7%
MFS Emerging Growth Fund	1,419	47,143	1.6%
Seligman Value FD Ser Inc. Large-Cap Value FD CL A	31,054	337,252	11.2%
Templeton Foreign Equity Fund	18,515	171,261	5.7%
Vanguard 500 Index Fund	2,349	248,729	8.3%
AVX Corporation Common Stock	42,297	997,786	33.1%
Kyocera ADS	1,909	127,388	4.2%
Total Investments		$3,012,424	

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Kyocera Corporation on Form S-8 (File No. 33-84904), and the registration statement of AVX Corporation on Form S-8 (File No. 333-00890) of our report, dated March 19, 2002, on our audits of the financial statements of the AVX Nonqualified Supplemental Retirement Plan as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, which report is included in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
March 28, 2002